Exhibit 23.3

            Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" and to the inclusion of our report dated February 10, 2005, relating to our audits of the consolidated financial statements as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 (all of which are not presented separately herein) of Intervest Mortgage Corporation and subsidiaries in the Registration Statement on Form S-1, Amendment No. 1 (File No. 333-126493) and related Prospectus of Intervest Bancshares Corporation for the sale of shares of Class A Common Stock of Intervest Bancshares Corporation.

/s/ Eisner LLP


New York, New York
July 21, 2005